FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

September 7, 2003

Super-Sol Ltd.
(Translation of Registrant’s Name into English)

30 Shmotkin Benyamin Street
Rishon Lezion, 75363 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and are the following documents:

Registrant’s Immediate Report, as filed with the Israel Securities Authority, Israel Companies Registrar and Tel-Aviv Stock Exchange, in respect of the exercise of options in accordance with the Company’s Stock Options Plan of 1999.

September 7, 2003

Companies Registrar	Securities Authority	Tel Aviv Stock Exchange
P.O. Box 767	P.O. Box 7450	54 Echad Ha’am Street
Jerusalem 91007	Jerusalem 91073	Tel-Aviv
(Registered Mail)	(Registered Mail +Fax)	(Registered Mail +Fax)

Dear Sir, Madam,

Re:      Exercise of options in accordance with the Company’s Stock Options Plan of 1999

We hereby notify you that on September 7, 2003, Super-Sol LTD. (the “Company”) issued ordinary shares NIS 0.1 par value each (“Shares”), due to an exercise of options, according to the Employees Stock Options Plan in re, as follows:

The exercise of options included 27,833 Options to acquire 4,816 shares. The exercise price paid to the company was NIS 482.

The Company’s total issued shares, following the issuance of the above shares, accumulates to 212,008,051 shares.

Yours Sincerely, BY: /S/ Ido Shacham —————————————— Ido Shacham, Adv. Legal Department Super-Sol LTD.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super-Sol Ltd. (Registrant) BY: /S/ Ido Shacham —————————————— Ido Shacham, Adv. Dated: September 7, 2003